SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Babylon Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0000422573245084686
(Title of Class of Securities)

G07031100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G07031100

1	NAMES OF REPORTING PERSONS
VNV (Cyprus) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ Please see response to Item 8
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
39,250,446 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
36,588,975 (2)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,250,446 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.9% (3)(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power represented in Row (6) includes (i) 36,588,975 Class A ordinary shares (the “Class A ordinary shares”) of Babylon Holdings Limited (the “Issuer”) held by VNV (Cyprus) Limited (“VNV Cyprus”), a wholly-owned subsidiary of VNV Global AB (publ) (“VNV Global”), a Swedish publicly traded company, (ii) 2,130,310 Class A ordinary shares held by Photenalo Limited (“Photenalo”) and (iii) 531,161 Class A ordinary shares held by Atlas Peak Capital II, L.P. (“Atlas Peak”).  Pursuant to that certain Deed of Subscription and Adherence, dated September 28, 2020 (the “Subscription Deed”), by and among Photenalo, Atlas Peak and VNV Cyprus, Photenalo and Atlas Peak each granted a voting power of attorney over their respective Class A ordinary shares to VNV Cyprus and agreed to vote their shares consistent with VNV Cyprus or as directed by its board. While neither VNV Cyprus nor VNV Global has dispositive power over the Class A ordinary shares held by either Photenalo or Atlas Peak, each of VNV Cyprus and VNV Global had voting control over such shares held by Photenalo and Atlas Peak as of December 31, 2021 and are therefore deemed to have beneficial ownership over such shares for purposes of this Schedule 13G. The Subscription Deed was terminated on January 18, 2022, and upon such termination, neither VNV Cyprus nor VNV Global are deemed to have beneficial ownership over the shares held by either Photenalo or Atlas Peak.

(2)
The Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power represented in Row (8) includes 36,588,975 Class A ordinary shares of the Issuer held by VNV Cyprus, but does not include the Class A ordinary shares of the Issuer held by Photenalo or Atlas Peak, as the Subscription Deed does not give the Reporting Person dispositive power over such shares.

(3)
The Aggregate Amount Beneficially Owned by Each Reporting Person represented in Row (9) includes (i) 36,588,975 Class A ordinary shares held by VNV Cyprus, (ii) 2,130,310 Class A ordinary shares held by Photenalo and (iii) 531,161 Class A ordinary shares held by Atlas Peak.

(4)
The Percent of Class Represented by Amount in Row (11) is based on 330,257,184 Class A ordinary shares of the Issuer outstanding as of October 22, 2021, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on November 30, 2021 (the “Prospectus”), and does not reflect an additional 79,637,576 Class A ordinary shares that may be outstanding upon exercise of warrants or conversion of Class B ordinary shares outstanding as of October 22, 2021 as set forth in the Prospectus.

CUSIP No.	G07031100

1	NAMES OF REPORTING PERSONS
Global Health Equity (Cyprus) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
17,745,304 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
17,745,304 (2)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,745,304 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (1)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Global Health Equity (Cyprus) Ltd (“Global Health Equity”) is the holder of 17,745,304 Class A ordinary shares of the Issuer. VNV Global indirectly holds, through its direct wholly-owned subsidiary, VNV Sweden AB (“VNV Sweden”), approximately 37.35% of the shares in Global Health Equity AB (publ) (“Global Health (publ)”), the direct and sole shareholder of Global Health Equity, with the remainder held by other foreign institutional investors and individuals. VNV Global is the direct and sole shareholder of VNV Sweden. Investment decisions relating to holdings of VNV Sweden are made by a board of directors consisting of three individuals on the basis of recommendations issued by a five-member board of directors of VNV Global. Investment decisions relating to holdings of Global Health Equity are taken by a board of directors that consists of P.C. Nordic Administration Limited, a third-party corporate services provider, taking into account recommendations issued by a three-member board of directors of Global Health (publ). The Global Health (publ) board is currently comprised of three members, constituting all managing members of VNV Global.

(2)
Under the Shareholders’ Agreement (as defined below), any disposition of the Class A ordinary shares of the Issuer held by Global Health Equity, other than the pro rata distribution of such shares to the shareholders of Global Health (publ), requires the approval of all parties to the Shareholders’ Agreement. Following any such pro rata distribution of the 17,745,304 Class A ordinary shares of the Issuer held by Global Health Equity to the shareholders of Global Health (publ), such shareholders would exercise sole dispositive power over their respective pro rata portion of the Class A ordinary shares of the Issuer. The Reporting Person disclaims beneficial ownership over the shares held by other parties to the Shareholders’ Agreement following any such distribution.

(3)
The Percent of Class Represented by Amount in Row (11) is based on 330,257,184 Class A ordinary shares of the Issuer outstanding as of October 22, 2021, as reported in the Prospectus, and does not reflect an additional 79,637,576 Class A ordinary shares that may be outstanding upon exercise of warrants or conversion of Class B ordinary shares outstanding as of October 22, 2021 as set forth in the Prospectus.

CUSIP No.	G07031100

1	NAMES OF REPORTING PERSONS
VNV Sweden AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ Please see response to Item 8
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
17,745,304 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,627,871 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,745,304 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (1)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Global Health Equity is the holder of 17,745,304 Class A ordinary shares of the Issuer. VNV Global indirectly holds, through its direct wholly-owned subsidiary, VNV Sweden, approximately 37.35% of the shares in Global Health (publ), the direct and sole shareholder of Global Health Equity, with the remainder held by other foreign institutional investors and individuals. VNV Global is the direct and sole shareholder of VNV Sweden. Investment decisions relating to holdings of VNV Sweden are made by a board of directors consisting of three individuals on the basis of recommendations issued by a five-member board of directors of VNV Global. Investment decisions relating to holdings of Global Health Equity are taken by a board of directors that consists of P.C. Nordic Administration Limited, a third-party corporate services provider, taking into account recommendations issued by a three-member board of directors of Global Health (publ). The Global Health (publ) board is currently comprised of three members, constituting all managing members of VNV Global.

(2)
Under the Shareholders’ Agreement, any disposition of the Class A ordinary shares of the Issuer held by Global Health Equity, other than the pro rata distribution of such shares to the shareholders of Global Health (publ), requires the approval of all parties to the Shareholders’ Agreement. Following any such pro rata distribution of the 17,745,304 Class A ordinary shares of the Issuer held by Global Health Equity to the shareholders of Global Health (publ), such shareholders would exercise sole dispositive power over their respective pro rata portion of the Class A ordinary shares of the Issuer. The Reporting Person disclaims beneficial ownership over the shares held by other parties to the Shareholders’ Agreement following any such distribution.

(3)
The Percent of Class Represented by Amount in Row (11) is based on 330,257,184 Class A ordinary shares of the Issuer outstanding as of October 22, 2021, as reported in the Prospectus, and does not reflect an additional 79,637,576 Class A ordinary shares that may be outstanding upon exercise of warrants or conversion of Class B ordinary shares outstanding as of October 22, 2021 as set forth in the Prospectus.

CUSIP No.	G07031100

1	NAMES OF REPORTING PERSONS
VNV Global AB (publ)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ Please see response to Item 8
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
56,995,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
43,216,846 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,995,750 (4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.3% (4)(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power represented in Row (6) includes (i) 36,588,975 Class A ordinary shares held by VNV Cyprus, (ii) 17,745,304 Class A ordinary shares held by Global Health Equity, (iii) 2,130,310 Class A ordinary shares held by Photenalo and (iv) 531,161 Class A ordinary shares held by Atlas Peak.

(2)
The Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power represented in Row (8) includes (i) 36,588,975 Class A ordinary shares of the Issuer held by VNV Cyprus and (ii) 6,627,871 Class A ordinary shares held by Global Health Equity, but does not include the Class A ordinary shares of the Issuer held by Photenalo or Atlas Peak, as the Subscription Deed does not give the Reporting Person dispositive power over such shares.

(3)
Under the Shareholders’ Agreement, any disposition of the Class A ordinary shares of the Issuer held by Global Health Equity, other than the pro rata distribution of such shares to the shareholders of Global Health (publ), requires the approval of all parties to the Shareholders’ Agreement. Following any such pro rata distribution of the 17,745,304 Class A ordinary shares of the Issuer held by Global Health Equity to the shareholders of Global Health (publ), such shareholders would exercise sole dispositive power over their respective pro rata portion of the Class A ordinary shares of the Issuer. The Reporting Person disclaims beneficial ownership over the shares held by other parties to the Shareholders’ Agreement following any such distribution.

(4)	The Aggregate Amount Beneficially Owned by Each Reporting Person represented in Row (9) includes (i) 36,588,975 Class A ordinary shares held by VNV Cyprus, (ii) 17,745,304 Class A ordinary shares held by Global Health Equity, (iii) 2,130,310 Class A ordinary shares held by Photenalo and (iv) 531,161 Class A ordinary shares held by Atlas Peak.
(5)	The Percent of Class Represented by Amount in Row (11) is based on 330,257,184 Class A ordinary shares of the Issuer outstanding as of October 22, 2021, as reported in the Prospectus, and does not reflect an additional 79,637,576 Class A ordinary shares that may be outstanding upon exercise of warrants or conversion of Class B ordinary shares outstanding as of October 22, 2021 as set forth in the Prospectus.

Item 1(a).	Name of Issuer:

 Babylon Holdings Limited

Item 1(b).	Address of Issuer's Principal Executive Offices:

 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom

Item 2(a).	Name of Person Filing:

 This statement is filed on behalf of (i) VNV (Cyprus) Limited, (ii) Global Health Equity (Cyprus) Ltd, (iii) VNV Sweden AB, and (iv) VNV Global AB (publ) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

VNV (Cyprus) Limited: 1, Lampousas Street, 1095 Nicosia, Cyprus
Global Health Equity (Cyprus) Ltd: Stasikratous, 22, Olga Court, Office 104, 1065 Nicosia, Cyprus
VNV Sweden AB: Mäster Samuelsgatan 1, 111 44 Stockholm, Sweden
VNV Global AB (publ): Mäster Samuelsgatan 1, 111 44 Stockholm, Sweden

Item 2(c).	Citizenship:

 See Item 4 of cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

 Class A ordinary shares, par value $0.0000422573245084686

Item 2(e).	CUSIP Number:

 G07031100

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of cover page for each Reporting Person

(b)	Percent of class: See Item 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 of cover page for each Reporting Person

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 of cover page for each Reporting Person
 VNV Cyprus is the holder of 39,250,446 Class A ordinary shares of the Issuer. VNV Global is the direct and sole shareholder of VNV Cyprus. Investment and voting decisions relating to holdings of VNV Cyprus are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global AB (publ).
Global Health Equity is the holder of 17,745,304 Class A ordinary shares of the Issuer. VNV Global indirectly holds, through its direct wholly-owned subsidiary, VNV Sweden, approximately 37.35% of the shares in Global Health (publ), the direct and sole shareholder of Global Health Equity, with the remainder held by other foreign institutional investors and individuals. VNV Global is the direct and sole shareholder of VNV Sweden. Investment decisions relating to holdings of VNV Sweden are made by a board of directors consisting of three individuals on the basis of recommendations issued by a five-member board of directors of VNV Global. Investment decisions relating to holdings of Global Health Equity are taken by a board of directors that consists of P.C. Nordic Administration Limited, a third-party corporate services provider, taking into account recommendations issued by a three-member board of directors of Global Health (publ). VNV Sweden, Global Health (publ), Black Ice Capital Limited and certain foreign institutional investors are party to the Shareholders’ agreement re Global Health Equity AB (publ), dated as of November 19, 2020 (the “Shareholders’ Agreement”), establishing the governance of and terms of investment decisions made by Global Health (publ). Per the Shareholders’ Agreement, Global Health (publ) is managed and governed by its Board of Directors and/or any other party its Board of Directors may assign or delegate. The Global Health (publ) Board of Directors will consist of up to four (4) directors, three (3) of whom shall be appointed by VNV Sweden and one of whom shall be appointed by Black Ice Capital Limited. Any additional investor having invested more than $20,000,000 in Global Health (publ) shall have the right to appoint one director, in which case the board of directors of Global Health (publ) will expand accordingly. The Global Health (publ) Board of Directors is currently comprised of three members, constituting all managing members of VNV Global. Under the Shareholders’ Agreement, any disposition of the Class A ordinary shares of the Issuer held by Global Health Equity, other than the pro rata distribution of such shares to the shareholders of Global Health (publ), requires the approval of all parties to the Shareholders’ Agreement. Following any such pro rata distribution of the 17,745,304 Class A ordinary shares of the Issuer held by Global Health Equity to the shareholders of Global Health (publ), such shareholders would exercise sole dispositive power over their respective pro rata portion of the Class A ordinary shares of the Issuer. The Reporting Person disclaims beneficial ownership over the shares held by other parties to the Shareholders’ Agreement following any such distribution.
Photenalo is the holder of 2,130,310 Class A ordinary shares, and Atlas Peak is the holder of 531,161 Class A ordinary shares. Pursuant to that certain Subscription Deed, Photenalo and Atlas Peak each granted a voting power of attorney over their respective Class A ordinary shares to VNV Cyprus and agreed to vote their shares consistent with VNV Cyprus or as directed by its board. While neither VNV Cyprus nor VNV Global has dispositive power over the Class A ordinary shares held by either Photenalo or Atlas Peak, each of VNV Cyprus and VNV Global had voting control over such shares held by Photenalo and Atlas Peak as of December 31, 2021 and are therefore deemed to have beneficial ownership over such shares for purposes of this Schedule 13G. The Subscription Deed was terminated on January 18, 2022, and upon such termination, neither VNV Cyprus nor VNV Global are deemed to have beneficial ownership over the shares held by either Photenalo or Atlas Peak.
Each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Act) with respect to any Class A ordinary shares other than the Class A ordinary shares owned by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 4 hereof.

Item 8.	Identification and Classification of Members of the Group.

The parties to the Subscription Deed may be deemed to be a “group” pursuant to Rule 13d-3 of the Act. If the parties to the Subscription Agreement are deemed to be a group, the members of such group would be Photenalo, Atlas Peak, VNV Cyprus and VNV Global. The Subscription Deed was terminated on January 18, 2022, and upon such termination, neither VNV Cyprus nor VNV Global are deemed to have beneficial ownership over the shares held by either Photenalo or Atlas Peak.

The parties to the Shareholders’ Agreement may be deemed to be a “group” pursuant to Rule 13d-3 of the Act. The share ownership reported for the Reporting Persons does not include any Class A ordinary shares beneficially owned by the other parties to the Shareholders Agreement except to the extent disclosed in this Schedule 13G, and each of the Reporting Persons disclaims beneficial ownership of any Class A ordinary shares beneficially owned by such other parties except to the extent disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

See disclosure in Items 4 and 8 hereof.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

VNV (CYPRUS) LIMITED

By:	/s/ Boris Sinegubko
Name: Boris Sinegubko
Title: Managing Director

GLOBAL HEALTH EQUITY (CYPRUS) LTD

By:	P.C. Nordic Administration Limited

By:	/s/ Maria Zembyla
Name: Maria Zembyla, on behalf of P.C. Nordic Administration Limited
Title: Director

VNV SWEDEN AB

By:	/s/ Per Brilioth
Name: Per Brilioth
Title: Managing Director

VNV GLOBAL AB (PUBL)

By:	/s/ Per Brilioth
Name: Per Brilioth
Title: Managing Director